UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

 (Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

•      Revenue was $509.8 million in 1Q15, increased 4.9% QoQ from $485.9 million in 4Q14 and increased 13.0% YoY from $451.1 million in 1Q14.

•      Gross margin was 29.4% in 1Q15, the record high since 2004 Q1, compared to 22.5% in 4Q14 and 21.3% in 1Q14.

•      Profit for the period attributable to SMIC was $55.5 million in 1Q15, compared to $28.4 million in 4Q14 and $20.3 million in 1Q14.

•      China-region revenue grew to a record high of 47.0% of overall revenue in 1Q15.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on May 7, 2015, in relation to its unaudited results for the three months ended March 31, 2015.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China —May 7, 2015. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2015.

Second Quarter 2015 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

•      Revenue to increase by 2% to 5% quarter over quarter.

•      Gross margin to range from 27% to 29%.

•      Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters to range from $120 million to $125 million.

•      Non-controlling interests of our majority-owned subsidiaries to range from positive $5 million to positive $7 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “Last year we successfully taped out new products for a broad range of applications for 65nm and 40nm, and as a result, in Q1 we had growth and in Q2 we are guiding additional growth.

In the first quarter, our revenue grew to $509.8 million, historically our highest Q1. Gross margin was a ten-year high of 29.4% and we achieved our twelfth consecutive profitable quarter. Revenue from 40nm and 65nm grew more than 25% quarter-over-quarter and more than 58% year-over-year.

To address our technology progress, we continue to work on 28nm product qualification. We are pleased to report that we have already received a purchase order and will begin risk production in Q2.

Revenue from China has continued to be over 40% of our total revenue in the past 8 quarters and accounted for 47% of our total revenue in Q1 2015.  As the largest and most advanced foundry in China, we believe we are well-positioned to benefit from an overall growing IC ecosystem in China.”

Conference Call / Webcast Announcement

Date: May 8, 2015

Time: 8:30 a.m. Shanghai time

Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir_presentations.php or http://edge.media-server.com/m/p/qiyindif.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Second Quarter 2015 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO regarding our expectations for growth and ecosystem growth in China are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the cyclical nature of the semiconductor industry, changes in demand for our products, competition in our markets, our reliance on a small number of customers, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 28, 2015, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes second quarter 2015 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of First Quarter 2015 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	1Q15	4Q14	QoQ	1Q14	YoY
Revenue	509,798	485,893	4.9%	451,083	13.0%
Cost of sales	(359,871)	(376,554)	-4.4%	(354,965)	1.4%
Gross profit	149,927	109,339	37.1%	96,118	56.0%
Operating expenses	(104,423)	(107,691)	-3.0%	(66,533)	56.9%
Profit from operations	45,504	1,648	2661.2%	29,585	53.8%
Other income (expense), net	6,125	10,259	-40.3%	(9,189)	—
Profit before tax	51,629	11,907	333.6%	20,396	153.1%
Income tax expense	(54)	(10,446)	-99.5%	(1,454)	-96.3%
Profit for the period	51,575	1,461	3430.1%	18,942	172.3%
Other comprehensive income:
Exchange differences on translating foreign operations	(400)	309	—	(1,095)	-63.5%
Change in value of available-for-sale financial assets	1,451	—	—	—	—
Total comprehensive income for the period	52,626	1,770	2873.2%	17,847	194.9%

Profit for the period attributable to:
SMIC	55,477	28,387	95.4%	20,261	173.8%
Non-controlling interests	(3,902)	(26,926)	-85.5%	(1,319)	195.8%
Profit for the period	51,575	1,461	3430.1%	18,942	172.3%

Gross margin	29.4%	22.5%	—	21.3%	—

Earnings per ordinary share(1)
Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2)
Basic	0.08	0.04		0.03
Diluted	0.07	0.04		0.03
Wafers shipped (in 8” equivalent wafers)	692,131	660,049	4.9%	581,621	19.0%

Capacity utilization(3)	99.7%	93.0%	—	84.2%	—

Note:

(1)   Based on weighted average ordinary shares of 35,877 million (basic) and 40,181million (diluted) in 1Q15, 35,449 million (basic) and 36,701 million (diluted) in 4Q14, and 32,169 million (basic) and 32,513 million (diluted) in 1Q14.

(2)   Each ADS represents 50 ordinary shares.

(3)   Based on total equivalent wafers out divided by estimated total quarterly capacity.

•       Revenue increased 4.9% QoQ from $485.9 million in 4Q14 to $509.8 million in 1Q15 mainly because wafer shipments increased in 1Q15 due to an increase of demand for 65nm and 40nm.

•       Cost of sales was $359.9 million in 1Q15, down 4.4% QoQ from $376.6 million in 4Q14, which was mainly due to the decrease of depreciation, as some equipment had been fully depreciated.

•       Gross profit was $149.9 million in 1Q15, an increase of 37.1% QoQ from $109.3 million in 4Q14.

•       Gross margin was 29.4% in 1Q15, up from 22.5% in 4Q14. The change was mainly due to 1) an increase in fab utilization and 2) a decrease of depreciation within the cost of sales in 1Q15.

•       Operating expenses were $104.4 million in 1Q15, a decrease of 3.0% QoQ from $107.7 million in 4Q14, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

•       The change in income tax benefit (expense) was mainly due to the land value-added tax incurred in 4Q14.

•       The change in non-controlling interests was mainly because part of the Group’s R&D expenses was re-charged to Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) in 4Q14.

Analysis of Revenue

Revenue Analysis
By Application	1Q15	4Q14	1Q14
Computer	3.6%	2.5%	3.0%
Communications	44.2%	47.4%	39.1%
Consumer	46.3%	43.0%	48.8%
Others	5.9%	7.1%	9.1%

By Service Type	1Q15	4Q14	1Q14
Wafers	96.3%	95.2%	93.3%
Mask making, testing, others	3.7%	4.8%	6.7%

By Customer Type	1Q15	4Q14	1Q14
Fabless semiconductor companies	81.3%	85.6%	89.0%
Integrated device manufacturers (IDM)	2.5%	3.0%	3.1%
System companies and others	16.2%	11.4%	7.9%

By Geography	1Q15	4Q14	1Q14
North America	41.1%	41.8%	46.6%
China(1)	47.0%	45.6%	40.6%
Eurasia(2)	11.9%	12.6%	12.8%

Wafer Revenue Analysis
By Technology	1Q15	4Q14	1Q14
40/45 nm	16.0%	10.9%	9.8%
55/65 nm	26.1%	24.7%	21.3%
90 nm	4.6%	4.2%	4.3%
0.13 µm	10.2%	9.9%	12.9%
0.15/0.18 µm	39.7%	45.5%	46.8%
0.25/0.35 µm	3.4%	4.8%	4.9%

Note:

(1) Including Hong Kong, but excluding Taiwan

(2) Excluding China and Hong Kong

Capacity*

Fab / (Wafer Size)	1Q15	4Q14
Shanghai Mega Fab (8”)	97,000	96,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	42,000	39,000
Total monthly wafer fabrication capacity**	251,500	247,500

Note:

* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

**Our 8-inch fab in Shenzhen has reached an installed capacity of 10,000 wafers per month but not entered into mass production at the end of 1Q15.

•       Monthly capacity increased to 251,500 8-inch equivalent wafers in 1Q15 from 247,500 8-inch equivalent wafers in 4Q14, primarily due to the expansion of capacity in our Tianjin 8-inch fab.

Shipment and Utilization

8” equivalent wafers	1Q15	4Q14	QoQ	1Q14	YoY
Wafer shipments	692,131	660,049	4.9%	581,621	19.0%
Utilization rate(1)	99.7%	93.0%	—	84.2%	—

Note:

(1)    Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	1Q15	4Q14	QoQ	1Q14	YoY
Cost of sales	359,871	376,554	-4.4%	354,965	1.4%
Depreciation	100,929	110,352	-8.5%	110,903	-9.0%
Other manufacturing costs	257,708	262,607	-1.9%	243,091	6.0%
Share-based compensation	1,234	3,595	-65.7%	971	27.1%
Gross profit	149,927	109,339	37.1%	96,118	56.0%
Gross margin	29.4%	22.5%	—	21.3%	—

•       Cost of sales was $359.9 million in 1Q15, down 4.4% QoQ from $376.6 million in 4Q14.

•       Depreciation within the cost of sales decreased 8.5% to $100.9 million in 1Q15, compared to $110.4 million in 4Q14. The decrease was mainly because some equipment had been fully depreciated.

•       Gross profit was $149.9 million in 1Q15, an increase of 37.1% QoQ from $109.3 million in 4Q14.

•       Gross margin was 29.4% in 1Q15, up from 22.5% in 4Q14. The change was mainly due to 1) an increase in fab utilization and 2) a decrease of depreciation within the cost of sales in 1Q15.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	1Q15	4Q14	QoQ	1Q14	YoY
Operating expenses	104,423	107,691	-3.0%	66,533	56.9%
Research and development, net	53,453	53,113	0.6%	36,653	45.8%
General and administrative	42,486	46,039	-7.7%	23,193	83.2%
Selling and marketing	9,205	9,436	-2.4%	9,708	-5.2%
Other operating income	(721)	(897)	-19.6%	(3,021)	-76.1%

•       R&D expenses increased slightly to $53.5 million in 1Q15, compared to $53.1 million in 4Q14. Excluding the funding of R&D contracts from the government, R&D expenses decreased by $6.7 million QoQ to $58.8 million in 1Q15. Funding of R&D contracts from the government was $5.3 million in 1Q15, compared to $12.4 million in 4Q14.

•       General and administrative expenses decreased to $42.5 million in 1Q15, down 7.7% QoQ from $46.0 million in 4Q14, mainly because of decreases in share-based compensation expenses, tax surcharges, legal, audit and consulting expenses in 1Q15.

Other Income (expense), Net

Amounts in US$ thousands	1Q15	4Q14	QoQ	1Q14	YoY
Other income (expense), net	6,125	10,259	-40.3%	(9,189)	—
Interest income	1,369	6,403	-78.6%	1,838	-25.5%
Finance costs	(5,010)	(5,315)	-5.7%	(4,630)	8.2%
Foreign exchange gains or losses	120	1,623	-92.6%	(12,594)	—
Other gains or losses, net	9,621	7,235	33.0%	5,312	81.1%
Share of profits of associates	25	313	-92.0%	885	-97.2%

•       The change in interest income was due to lower bank deposit balances during the period as a result of the repayment of bank borrowings.

Depreciation and Amortization

Amounts in US$ thousands	1Q15	4Q14	QoQ	1Q14	YoY
Depreciation and amortization	125,461	135,245	-7.2%	136,871	-8.3%

Liquidity

Amounts in US$ thousands	1Q15		4Q14
Cash and cash equivalent	402,378		603,036
Restricted cash	229,500		238,051
Other financial assets(1)	586,047		644,071
Trade and other receivables	454,383		456,388
Prepayment and prepaid operating expenses	38,969		40,628
Inventories	340,889		316,041
Assets classified as held-for-sale	—		44
Total current assets	2,052,166		2,298,259

Current tax liabilities	33		103
Accrued liabilities	124,711		131,114
Deferred government funding	65,200		62,609
Short-term Borrowings	192,775		162,054
Trade and other payables	699,467		794,361
Total current liabilities	1,082,186		1,150,241

Cash Ratio(2)	0.4	x	0.5	x
Quick Ratio(3)	1.6	x	1.7	x
Current Ratio(4)	1.9	x	2.0	x

Note:

(1)   Other financial assets contain financial products sold by bank and bank deposit over 3 months.

(2)   Cash and cash equivalent divided by total current liabilities.

(3)   Current assets excluding inventories divided by total current liabilities

(4)   Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	1Q15	4Q14
Cash and cash equivalent	402,378	603,036
Restricted cash	229,500	238,051
Other financial assets(1)	586,047	644,071

Short-term borrowings	192,775	162,054
Long-term borrowings	39,087	256,200
Convertible bonds	382,668	379,394
Corporate bonds	491,976	491,579
Total debt	1,106,506	1,289,227

Net debt(2)	118,081	42,120
Equity	3,364,264	3,307,722
Total debt to equity ratio(3)	32.9%	39.0%
Net debt to equity ratio(4)	3.5%	1.3%

Note:

(1)   Other financial assets contain financial products sold by bank and bank deposit over 3 months.

(2)   Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)   Total debt divided by equity.

(4)   Net debt divided by equity.

Cash and cash equivalent decreased to $402.4 million in 1Q15 from $603.0 million in 4Q14 and other financial assets decreased to $586.0 million in 1Q15 from $644.1 million in 4Q14, primarily because of the repayment of bank borrowings during 1Q15.

Cash Flow

Amounts in US$ thousands	1Q15	4Q14
Net cash from operating activities	134,273	195,218
Net cash used in investing activities	(148,888)	(644,783)
Net cash (used in) from financing activities	(185,819)	690,163
Effect of exchange rate changes	(224)	199
Net change in cash and cash equivalent	(200,658)	240,797

Capex Summary

•      Capital expenditures for 1Q15 were $145.4 million.

•      The planned 2015 capital expenditures for foundry operations are adjusted to approximately $1.5 billion, which are mainly for 1) the capacity expansion of SMNC’s 12-inch fab, which is approximately $800 million, of which approximately $450 million will be funded by SMIC, 2) the capacity expansion in our new 8-inch fab in Shenzhen and 3) research and development equipment, mask shops and intellectual property acquisition.

•      The planned 2015 capital expenditures for non-foundry operations, mainly for the construction of living quarters, are adjusted to approximately $150 million. The Group plans to rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

•       Announcement of 2014 Annual Results (2015-03-30)

•       SMIC Wins Mirror Post “Outstanding Corporate Social Responsibility” Award for the Second Time (2015-03-27)

•       SMIC re-elected as “China Top 10 IC Foundries” (2015-03-26)

•       Notification of Approval of the Publication of 2014 Annual Results by the Board (2015-03-16)

•       SMIC Selected as a Constituent of Hang Seng Mainland 100 (2015-03-09)

•       List of Directors and Their Roles and Functions (2015-03-06)

•       Change of Executive Director, Chairman of the Board, Chairman of Nomination Committee and Authorised Representative (2015-03-06)

•       Dr. Zixue Zhou Appointed as Chairman of SMIC (2015-03-06)

•       Non-exempt Connected Transactions - Exercise of Pre-emptive Rights by Datang and Country Hill (2015-03-02)

•       SMIC Achieves 8M Pixel CIS Production on 0.13-Micron BSI with Cista (2015-02-27)

•       Grant of Options (2015-02-25)

•       SMIC Receives Investment from China Integrated Circuit Industry Investment Fund (2015-02-13)

•       SMIC Announces (1) Proposed Issue of New Shares under General Mandate and (2) Pre-emptive Rights of Datang and Country Hill (2015-02-12)

•       SMIC Reports Unaudited Results for the Three Months Ended December 31, 2014 (2015-02-09)

•       Notification of Board Meeting (2015-01-19)

•       List of Directors and Their Roles and Functions (2015-01-09)

•       Resignation of Non-executive Director and Authorised Representative and Cessation of Office of an Alternate Director (2015-01-09)

•       MEMSensing Launches the World’s Smallest Commercial 3-Axis Accelerometer MSA330 with SMIC (2015-01-05)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and http://www.smics.com/eng/investors/ir_filings.php for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	March 31, 2015	December 31, 2014
	(Unaudited)	(Unaudited)

Revenue	509,798	485,893
Cost of sales	(359,871)	(376,554)
Gross profit	149,927	109,339
Research and development expenses, net	(53,453)	(53,113)
General and administration expenses	(42,486)	(46,039)
Sales and marketing expenses	(9,205)	(9,436)
Other operating income	721	897
Operating expenses	(104,423)	(107,691)
Profit from operation	45,504	1,648
Other income, net	6,125	10,259
Profit before tax	51,629	11,907
Income tax (expense) benefit	(54)	(10,446)
Profit for the period	51,575	1,461
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(400)	309
Change in value of available-for-sale financial assets	1,451	—
Total comprehensive income for the period	52,626	1,770
Profit for the period attributable to:
Owners of the Company	55,477	28,387
Non-controlling interests	(3,902)	(26,926)
	51,575	1,461
Total comprehensive income for the period attributable to:
Owners of the Company	56,528	28,696
Non-controlling interests	(3,902)	(26,926)
	52,626	1,770

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.08	0.04
Diluted	0.07	0.04

Shares used in calculating basic earnings per share	35,876,740,022	35,448,776,011
Shares used in calculating diluted earnings per share	40,180,857,955	36,701,481,913

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures(1)
Non-GAAP operating expenses	(99,669)	(113,212)

Note:

(1)   Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands)

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(104,423)	(107,691)	(66,533)
Employee bonus accrual	10,492	9,925	2,001
Government funding	(5,514)	(12,721)	(11,972)
Gain from the disposal of living quarters	(224)	(2,725)	(2,859)
Non-GAAP operating expenses	(99,669)	(113,212)	(79,363)

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

	As of
	March 31, 2015	December 31, 2014
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	3,017,149	2,995,086
Prepaid land use right	134,655	135,331
Intangible assets	206,562	207,822
Investments in associates	57,520	57,631
Deferred tax assets	44,529	44,383
Other assets	28,582	30,867
Total non-current assets	3,488,997	3,471,120
Current assets
Inventories	340,889	316,041
Prepayment and prepaid operating expenses	38,969	40,628
Trade and other receivables	454,383	456,388
Other financial assets	586,047	644,071
Restricted cash	229,500	238,051
Cash and cash equivalent	402,378	603,036
	2,052,166	2,298,215
Assets classified as held-for-sale	—	44
Total current assets	2,052,166	2,298,259
TOTAL ASSETS	5,541,163	5,769,379

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 35,929,902,252 and 35,856,096,167 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	14,372	14,342
Share premium	4,383,103	4,376,630
Reserves	96,783	98,333
Accumulated deficit	(1,485,413)	(1,540,890)
Equity attributable to owners of the Company	3,008,845	2,948,415
Non-controlling interests	355,419	359,307
Total equity	3,364,264	3,307,722
Non-current liabilities
Borrowings	39,087	256,200
Convertible bonds	382,668	379,394
Bonds payable	491,976	491,579
Deferred tax liabilities	69	69
Deferred government funding	178,833	184,174
Other liabilities	2,080	—
Total non-current liabilities	1,094,713	1,311,416
Current liabilities
Trade and other payables	699,467	794,361
Borrowings	192,775	162,054
Deferred government funding	65,200	62,609
Accrued liabilities	124,711	131,114
Current tax liabilities	33	103
Total current liabilities	1,082,186	1,150,241
Total liabilities	2,176,899	2,461,657
TOTAL EQUITY AND LIABILITIES	5,541,163	5,769,379

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	March 31, 2015	December 31, 2014
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	51,575	1,461
Depreciation and amortization	125,461	135,245
Share of profits of associates	(25)	(313)
Changes in working capital and others	(42,738)	58,825
Net cash from operating activities	134,273	195,218

Cash flow from investing activities:
Payments for property, plant and equipment	(224,436)	(213,571)
Payments for intangible assets	(9,935)	(23,291)
Proceeds from disposal of property, plant and equipment	11,486	27,383
Changes in restricted cash relating to investing activities	7,770	(89,298)
Payments to acquire financial assets	(657,899)	(852,848)
Proceeds on sale of financial assets	723,215	554,208
Proceeds from disposal of available-for-sale investment	1,204	—
Net cash outflow from deconsolidation of subsidiaries	—	(936)
Payment to acquire long-term investment	(293)	(46,430)
Net cash used in investing activities	(148,888)	(644,783)

Cash flow from financing activities:
Proceeds from borrowings	57,626	129,442
Repayment of borrowings	(244,020)	(305,166)
Proceeds from issuance of ordinary shares	—	72,576
Proceeds from issuance of convertible bonds	—	22,533
Proceeds from issuance of corporate bonds	—	492,315
Proceeds from exercise of employee stock options	575	1,937
Proceeds from non-controlling interest - capital contribution	—	276,526
Net cash (used in) from financing activities	(185,819)	690,163

Effects of exchange rate changes on the balance of cash held in foreign currencies	(224)	199

Net (decrease) increase in cash and cash equivalent	(200,658)	240,797
Cash and cash equivalent, beginning of period	603,036	362,239

Cash and cash equivalent, end of period	402,378	603,036

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yong Hua as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer

Executive Director

Shanghai, PRC

May 7, 2015

* For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 19, 2015	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director